Exhibit 16.1

September 16, 2010

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated September 16, 2010 of Action Acquisition Corporation (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended June 30, 2009 and 2008, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of Morison Cogen LLP was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Austin, Texas